FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For July 23, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for July 23, 2008 and incorporated by reference herein is the Registrant’s immediate report dated July 23, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: July 23, 2008

BLUEPHOENIX SOLUTIONS TO MODERNIZE LEGACY DATABASES
AND APPLICATIONS FOR U.S. DEPARTMENT OF ENERGY

—	Project to increase resource and manpower availability, cut costs and enable development of enhanced functionality

—	Database and application technology to be migrated include ADABAS/Natural, VSAM/COBOL, JCL, Assembler, CLIST, SuperWylbur, PL/I, CA Easytrieve and SAS to a Java/Oracle environment

—	Project estimated at $1.1 million and expected to take 15 months to implement

CARY, NC – July 23, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that following a successful global assessment of the systems at the U.S. Department of Energy, it has won a major project estimated at $1.1 million to migrate and modernize several key applications and databases to the Java/Oracle environment. The legacy technology includes ADABAS/Natural, VSAM/COBOL, JCL, Assembler, CLIST, SuperWylbur, PL/I, CA Easytrieve and SAS. This project will be executed in conjunction with BluePhoenix partner EES (Energy Enterprise Solutions), to whom BluePhoenix is serving as subcontractor.

The Department of Energy’s overarching mission is to advance the national, economic, and energy security of the United States; to promote scientific and technological innovation in support of that mission; and to ensure the environmental cleanup of the national nuclear weapons complex.

Working in conjunction with EES (Energy Enterprise Solutions), a leading provider of solutions to the Department of Energy, BluePhoenix’s automated migration tools and services will be used to perform the migration, transformation, testing and enhancement to the modernized databases and applications.

“We are very comfortable with our initial experience of working with BluePhoenix through the global assessment and into the initial stages of the migration effort,” said Bill Underwood, CIO and Director of Office of Information Technology, Department of Energy / Energy Information Administration. “We look forward to leveraging the benefits of modern technology with the reduced risk and timeframes that BluePhoenix can provide.”

According to a recent study entitled “Government and IT Modernization” from Gartner, Inc., factors such as skill gaps, budget cuts, complexity and age of IT systems have a direct impact on government IT departments’ assets, services and management practices. Gartner notes that “During the next 5 to 10 years, the retirement of baby boomers will create gaps in skills required to upgrade and maintain legacy mainframe-based systems that are poorly documented and dependent on vanishing programmers.”

“This project represents our continued support and commitment to the federal government in their quest to secure a safe, rapid, economic migration path for their legacy databases and applications,” said Arik Kilman, CEO of BluePhoenix. “Given the amount of legacy systems that can be found in all areas of government, we see this as an excellent market for growth in the coming years.”

About BluePhoenix Solutions (www.bphx.com)

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, Citigroup, DaimlerChrysler, Danish Commerce and Companies Agency, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, and TEMENOS. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. All names and trademarks are their owners’ property.

BluePhoenix Contact
Colleen Pence
+1210-408-0212, ext. 600
cpence@bphx.com

Investor Contact	Financial Media Contact
Peter Seltzberg	Jeffrey Stanlis
Hayden Communications	Hayden Communications
(646) 415-8972	(602) 476-1821
peter@haydenir.com	jeff@haydenir.com